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FOR IMMEDIATE RELEASE                                                  Contact:      Stephen A. Feldman
                                                                                     Executive V.P. & CFO
                                                                                     Telephone:  864/486-6489
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Duncan, S.C., January 21, 1997 -- One Price Clothing Stores, Inc. (NASDAQ:ONPR)
Henry D. Jacobs, Jr., Chairman and Chief Executive Officer of One Price Clothing
Stores,  Inc.,  announced  today that the Company  will  expand its  merchandise offering to include other retail price  points.  This will enable the Company to offer its  customers  additional  categories  and  styles of  merchandise  while continuing  to price its core  inventory  at $7 retail.  This  strategic  change improves the Company's ability to address its customers' needs as they are today and compete for additional market share.

Mr. Jacobs further stated that One Price Clothing Stores, Inc. has been testing this expanded retail price range over the last two months in over 60 of its stores. The test results and accompanying customer surveys strongly indicate that adding these additional categories and styles of merchandise chainwide should improve the Company's ability to increase average store sales, comparable store sales and gross margin dollars. Based on all the information gathered, management believes that its customers now desire this expansion of merchandise selection and have overwhelmingly viewed this as an enhancement to their shopping experience. The Company cannot presently provide this diversity in its offerings because of the $7 retail price limitation.

The Company plans to roll out this new variation in its concept by groups of stores starting in February 1997, with approximately half the chain converted by May 1997 and all stores converted by the end of August 1997. As with the test, the core of the inventory will be maintained at the present retail price of $7 and the balance of the assortment will be offered at the expanded price points.

Management at One Price Clothing Stores, Inc. is dedicated to continuing its strong commitment to offering merchandise at high value so that its customers will continue to be provided with the outstanding value they are presently accustomed to receiving in the stores.

One Price Clothing Stores, Inc. offers for sale first quality, in-season women's and children's apparel and accessories. The Company presently operates 652 stores in 28 states and Puerto Rico.

Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by the Company involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward- looking statements. Such factors include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.


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